                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 3)1

                                  CORTECH, INC.
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                 --------------
                         (Title of Class of Securities)

                                   22051J 10 0
                                  -------------
                                 (CUSIP Number)

                                   Hope Flack
                                BVF Partners L.P.
                       227 West Monroe Street, Suite 4800
                             Chicago, Illinois 60606
                                 (312) 263-7777
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 4, 2000
                                 ----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)
--------
1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------------                              -----------------
CUSIP NO. 22051J 10 0                      13D               Page 2 of 9 Pages
-------------------------------                              -----------------


-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /X/  (b)  / /
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      WC
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        |_|

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      DELAWARE
-------------------------------------------------------------------------------
         NUMBER OF                7       SOLE VOTING POWER
          SHARES                                   -0-
       BENEFICIALLY            ------------------------------------------------
         OWNED BY                 8         SHARED VOTING POWER
           EACH                                 70,276
         REPORTING             -----------------------------------------------
        PERSON WITH               9         SOLE DISPOSITIVE POWER
                                                 -0-
                               -----------------------------------------------
                                 10        SHARED DISPOSITIVE POWER
                                               70,276
-------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                      70,276
-------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 |_|
-------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      3.8%
-------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                      PN
-------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                              -----------------
CUSIP NO. 22051J 10 0              13D                       Page 3 of 9 Pages
-------------------------------                              -----------------


-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      BIOTECHNOLOGY VALUE FUND II, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      WC
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      DELAWARE

-------------------------------------------------------------------------------
         NUMBER OF                7       SOLE VOTING POWER
          SHARES                                   -0-
       BENEFICIALLY        ----------------------------------------------------
         OWNED BY                 8         SHARED VOTING POWER
           EACH                                  71,248
         REPORTING        ----------------------------------------------------
        PERSON WITH               9         SOLE DISPOSITIVE POWER
                                                   -0-
                           ----------------------------------------------------
                                 10        SHARED DISPOSITIVE POWER
                                                 71,248
-------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                      71,248
-------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             / /
-------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      3.9%
-------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                      PN
-------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                       ------------------
CUSIP NO. 22051J 10 0              13D                        Page 4 of 9 Pages
----------------------                                       ------------------


     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       BVF PARTNERS L.P.
------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /
------------------------------------------------------------------------------
     3        SEC USE ONLY

------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       OO
------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   / /
------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE
------------------------------------------------------------------------------
         NUMBER OF                7       SOLE VOTING POWER
          SHARES                                   -0-
       BENEFICIALLY        ----------------------------------------------------
         OWNED BY                 8        SHARED VOTING POWER
           EACH                                   144,654
         REPORTING         ---------------------------------------------------
        PERSON WITH               9        SOLE DISPOSITIVE POWER
                                                   -0-
                           ----------------------------------------------------
                                 10        SHARED DISPOSITIVE POWER
                                                  144,654
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                       144,654
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       7.8%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                       PN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                       ------------------
CUSIP NO. 22051J 10 0              13D                        Page 5 of 9 Pages
----------------------                                       ------------------


     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       BVF INC.
------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /
------------------------------------------------------------------------------
     3        SEC USE ONLY

------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    WC, OO
------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   / /
------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE
------------------------------------------------------------------------------
         NUMBER OF                7       SOLE VOTING POWER
          SHARES                                   -0-
       BENEFICIALLY        ----------------------------------------------------
         OWNED BY                 8        SHARED VOTING POWER
           EACH                                   144,654
         REPORTING         ---------------------------------------------------
        PERSON WITH               9        SOLE DISPOSITIVE POWER
                                                   -0-
                           ----------------------------------------------------
                                 10        SHARED DISPOSITIVE POWER
                                                 144,654
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                       144,654
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       7.8%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                       IA, CO
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         -----------------
CUSIP NO. 22051J 10 0                   13D                   Page 6 of 9 Pages
---------------------                                         -----------------


         This Amendment No. 3 (the "Amendment") to the Statement on Schedule 13D, dated May 16, 1997, as amended first by Amendment No. 1, dated September 8, 1998 and again by Amendment No. 2, dated September 10, 1998 (as amended the second time, the "Statement"), is being filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.002 per share (the "Stock"), of Cortech, Inc., a Delaware corporation ("Cortech"). The principle office of Cortech is located at 6850 North Broadway, Suite G, Denver, CO, 80221.

Item 2 is hereby amended to read in its entirety as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

         The persons filing this Amendment, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

1. Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and Mark N. Lampert, an individual ("Lampert") (collectively, the "Reporting Persons").

2. The business address of BVF, BVF2 and Partners is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

3. Partners is the general partner of BVF, which is an investment limited partnership. Similarly, Partners is the general partner of BFV2, which also is an investment limited partnership. BVF Inc. is an investment adviser to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

4. During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

5. During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------------------                                        -----------------
CUSIP NO. 22051J 10 0             13D                         Page 7 of 9 Pages
----------------------                                        -----------------


6.           Lampert is a citizen of the United States of America.
Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Since November 1, 1999, the following are the only transactions undertaken by the Reporting Persons.

         BVF2, utilizing its working capital, has acquired 71,248 shares of the Stock from BVF and certain of the managed accounts, for an aggregate consideration of $381,833.61. In connection therewith, BVF transferred 20,668 shares of the Stock for consideration in the amount of $110,764.33 and the managed accounts transferred 50,580 shares of the Stock for consideration in the amount of $271,069.28. These transactions effected a shift in shares beneficially owned by BVF to BVF2, but the aggregate number of shares beneficially owned by Partners and BVF Inc. was not affected; nor did the transaction change the pecuniary interest of Partners and BVF Inc. in the Stock.

         Partners, in its capacity as investment manager of a managed account, has transferred directly to the beneficial owners of that managed account or to a liquidating fund established for their benefit, 39,120 shares of the Stock for no consideration

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) BVF beneficially owns 70,276 shares of the Stock, BVF2 beneficially owns 71,248 shares of the Stock, Partners beneficially owns 144,654 shares of the Stock, and BVF Inc. beneficially owns 144,654 shares of the Stock, approximately 3.8%, 3.9%, 7.8% and 7.8%, respectively, of the aggregate number of shares outstanding as of October 31, 1999 (as reported in Cortech' most recent quarterly statement on Form 10-Q).

         (b) BVF shares voting and dispositive power over the 70,276 shares of the Stock it beneficially owns with Partners. BVF2 shares voting and dispositive power over the 71,248 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 144,654 shares of the Stock they beneficially own with, in addition to BVF and BVF2, the managed accounts on whose behalf Partners, as investment manager, acquired such shares. The managed accounts on whose behalf Partners owns, or has owned, shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). Together, ILL10 and BVF Ltd. are referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and its business address is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

---------------------                                       -------------------
CUSIP NO. 22051J 10 0                    13D                Page 8 of 9 Pages
---------------------                                       -------------------


         (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past sixty days. All of these were private transactions made without a broker, involving transfers to BVF2 from BVF and certain managed accounts as well as between a managed account and either its beneficial owners directly or a liquidating fund established for the benefit of the owners. No other transactions in the Stock have been effected by the Reporting Persons during the past sixty days.

         (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Agreement Regarding Joint Filing

         Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

---------------------                                      ------------------
CUSIP NO. 22051J 10 0              13D                     Page 9 of 9 Pages
---------------------                                      ------------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2000

         BIOTECHNOLOGY VALUE FUND, L.P.

         By:      BVF Partners L.P., its general partner

                  By:      BVF Inc., its general partner


                           By:  /s/ Mark N. Lampert
                               ------------------------------
                                    Mark N. Lampert
                                    President

         BIOTECHNOLOGY VALUE FUND II, L.P.

         By:      BVF Partners L.P., its general partner

                  By:      BVF Inc., its general partner


                           By:  /s/ Mark N. Lampert
                               -------------------------------
                               Mark N. Lampert
                               President


         BVF PARTNERS L.P.

         By:      BVF Inc., its general partner


                  By: /s/ Mark N. Lampert
                      -------------------------------
                      Mark N. Lampert
                      President

         BVF INC.


          By: /s/ Mark N. Lampert
             -------------------------------
             Mark N. Lampert
             President

                                    EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING

         The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, Biotechnology Value Fund II, L.P., a Delaware limited partnership, BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the statement containing the information required by this amendment to Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated: January 10, 2000


         BIOTECHNOLOGY VALUE FUND, L.P.

         By:      BVF Partners L.P., its general partner

                  By:      BVF Inc., its general partner


                           By:  /s/ Mark N. Lampert
                               -------------------------------
                               Mark N. Lampert
                               President

         BIOTECHNOLOGY VALUE FUND II, L.P.

         By:      BVF Partners L.P., its general partner

                  By:      BVF Inc., its general partner


                           By: /s/ Mark N. Lampert
                               -------------------------------
                               Mark N. Lampert
                               President


         BVF PARTNERS L.P.

         By:      BVF Inc., its general partner


                  By: /s/ Mark N. Lampert
                     -------------------------------
                     Mark N. Lampert
                     President

         BVF INC.


         By: /s/ Mark N. Lampert
            -------------------------------
            Mark N. Lampert
            President

                                    EXHIBIT B

               TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                           DURING THE PAST SIXTY DAYS


    Settlement            By         For the Account      Quantity         Price per        Type of Trade            Broker
    ----------            --         ---------------      --------         ---------        -------------            ------
       Date                                 of                               Share
       ----                                 --                               -----

12/17/99            Partners        BVF                     20,668           $5.3592         Transfer                 NB
12/17/99            Partners        BVF2                    20,668           $5.3592         Transfer                 NB
12/17/99            Partners        BVF Ltd.                50,580           $5.3592         Transfer                 NB
12/17/99            Partners        BVF2                    50,580           $5.3592         Transfer                 NB
01/04/00            Partners        BVF Ltd.                39,120           $5.8750         Transfer                 NB

         NB                =        No Broker